Exhibit 99.1

7 April 2006

Mitchells & Butlers plc

Notice of Trading Update and Interim Results

Mitchells & Butlers plc will be releasing a half year Trading Update on Friday 28 April 2006.

The Company will announce its Interim Results on Thursday 25 May 2006.

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For further information please contact:

Investor Relations	0121 498 5092
Kate Holligon	Kate.Holligon@mbplc.com

Media
James Murgatroyd – Finsbury Group	0207 251 3801